UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Bona Film Group Limited

(Name of Issuer)

Ordinary Shares, par value $0.0005 per share

(Title of Class of Securities)

09777B107**

(CUSIP Number)

Dong Yu 11/F Guan Hu Garden 3 105 Yao Jia Yuan Road Chaoyang District, Beijing 100025, People’s Republic of China +86 (10) 6552-6858	With a copy to: Chris Lin Simpson Thacher & Bartlett ICBC Tower, 3 Garden Road, 35th Floor Hong Kong +852-2514-7622

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two ordinary shares.  No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0977B107
1.	Names of Reporting Persons Skillgreat Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,399,720(1) ordinary shares. Dong Yu may also be deemed to have sole voting power with respect to such shares.
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 8,399,720(1) ordinary shares. Dong Yu may also be deemed to have sole dispositive power with respect to such shares.
	10.	Shared Dispositive Power N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,399,720(1) ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.6%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)   Based on 8,664,378 Ordinary Shares held by Skillgreat Limited as record holder after the closing of all the transactions described in this Schedule 13D (including 138,850 Ordinary Shares underlying options that have been issued to Skillgreat Limited on behalf of Dong Yu) less 264,658 Ordinary Shares held by Skillgreat Limited on behalf of others.

(2)   Based on 30,402,346 Ordinary Shares outstanding as of May 24, 2012 (as provided by the Issuer).

CUSIP No. 0977B107
1.	Names of Reporting Persons Dong Yu
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,362,485(3) ordinary shares. Skillgreat Limited may also be deemed to have sole voting power with respect to such shares.
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 9,362,485(3) ordinary shares. Skillgreat Limited may also be deemed to have sole dispositive power with respect to such shares.
	10.	Shared Dispositive Power N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,362,485(3) ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.3%(4)
14.	Type of Reporting Person (See Instructions) IN

(3)   Based on (i) 8,664,378 Ordinary Shares held by Skillgreat Limited as record holder after the closing of all the transactions described in this Schedule 13D (including 138,850 Ordinary Shares underlying options that have been issued to Skillgreat Limited on behalf of Dong Yu), (ii) less 264,658 Ordinary Shares held by Skillgreat Limited on behalf of others and (iii) plus 962,765 Ordinary Shares underlying all outstanding options granted to Dong Yu directly as of the date of this filing, including options that will become exercisable after 60 days from the date of this filing.

(4)   Based on 30,402,346 Ordinary Shares outstanding as of May 24, 2012 (as provided by the Issuer) plus 540,605 Ordinary Shares underlying options granted to Dong Yu, which shares are not outstanding as of the date of this Schedule 13D but would be issued upon the exercise of such options.

This statement on Schedule 13D (this “Schedule 13D”) is being filed jointly by Dong Yu (the “Founder”) and Skillgreat Limited (“Skillgreat” and together with the Founder, the “Reporting Persons”) relating to the ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), each Ordinary Share represented by two American depositary shares (the “ADSs”), of Bona Film Group Limited (the “Issuer”), a corporation organized under the laws of the Cayman Islands.

Item 1.       Security and Issuer

This Schedule 13D relates to the Ordinary Shares of the Issuer. The ADSs representing Ordinary Shares are listed on the NASDAQ Global Select Market under the symbol “BONA”. The principal executive offices of the Issuer are located at 11/F Guan Hu Garden 3, 105 Yao Jia Yuan Road, Chaoyang District, Beijing 100025, People’s Republic of China.

Item 2.       Identity and Background

This Schedule 13D is being filed jointly on behalf of each of the Reporting Persons. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.1 hereto.  Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

The Founder’s present occupation is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.  The Issuer, a Cayman Islands holding company, operates film distribution, film investment and production, talent agency and movie theater businesses in China through its wholly-owned PRC operating subsidiary and consolidated affiliated entities.  The business address of both the Founder and the Issuer is the principal executive office address set forth above.  The Founder is a citizen of the People’s Republic of China.

Skillgreat is a British Virgin Islands company whose principal business is making financial investments and is wholly owned by the Founder.  The address of its principal office is c/o Dong Yu, 11/F Guan Hu Garden 3, 105 Yao Jia Yuan Road, Chaoyang District, Beijing 100025, People’s Republic of China.  The Founder is the sole director of Skillgreat.

To the best knowledge of the Reporting Persons, neither of them has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration

The information set forth in the cover pages of this Schedule 13D and in Items 4 and 6 of this Schedule 13D is incorporated by reference in this Item 3.

Skillgreat will use the proceeds from the closings under the NCIH Share Purchase Agreement (as defined below) to acquire 3,550,067 Ordinary Shares from the Sellers (as defined below).

Item 4.       Purpose of Transaction

The information set forth or incorporated by reference in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.

On May 13, 2012, the Founder, Skillgreat, the Issuer and NCIH, Inc. (“NCIH”), which is an indirect subsidiary of News Corporation (NASDAQ:NWSA), entered into a Share Purchase Agreement (the “NCIH Share Purchase Agreement”), which is attached hereto as Exhibit 99.2.  Under the terms of the NCIH Share Purchase Agreement, Skillgreat agreed to sell to NCIH an aggregate of 6,050,067 Ordinary Shares for an aggregate purchase price of US$ 68,970,763.80, to be effected through four separate closings.  The first closing occurred on May 21, 2012 and the final closing occurred on May 25, 2012. Upon the first closing, Skillgreat, the Founder and the Issuer entered into an Investor Rights Agreement (the “Investor Rights Agreement”) with NCIH, which is attached hereto as Exhibit 99.3.

The purpose of the transaction with NCIH is to facilitate the Issuer in exploring possibilities for potential cooperation opportunities between the Issuer and NCIH (or its affiliates) with respect to one or more projects in the film industry as described in a non-binding statement of intent by the Issuer and NCIH in the Investor Rights Agreement.  Under the Investor Rights Agreement, NCIH has the right (i) to appoint one vice president of the Issuer in connection with the development of potential project opportunities and (ii) to nominate one candidate to the board of directors of the Issuer (or appoint an observer to the board if no nominee of NCIH serves on the board), in each case, until NCIH no longer holds at least 50% of the Ordinary Shares purchased under the NCIH Share Purchase Agreement and subject to certain other conditions.

Prior to the entering into of the NCIH Share Purchase Agreement, Skillgreat entered into four separate securities transfer agreements (the “Securities Transfer Agreements”), each of which are attached as exhibits hereto, with certain existing security holders of the Issuer (the “Sellers”) to acquire in aggregate 3,550,067 Ordinary Shares of the Issuer, in each case for US$11.40 per Ordinary Share, for a total purchase price of approximately US$40,470,763.80.  The Ordinary Shares acquired by Skillgreat from the Sellers have been acquired to enable Skillgreat to continue to be a major shareholder of the Issuer.

The Founder currently serves as the Chairman of the board of directors of the Issuer.  In this capacity, he participates in, and has the opportunity to vote on, matters that are presented to the board of directors of the Issuer, including, without limitation, any extraordinary corporate transactions and material changes to the Issuer’s capitalization, dividend policy, business or corporate structure.  Additionally, the Founder currently serves as the Chief Executive Officer of the Issuer and, in his capacity as such, supervises the overall operations of the Issuer and is responsible for assuring that all directions of the board of directors are carried into effect.

Except as set forth in this Schedule 13D or as would occur upon completion of any of the matters discussed herein, neither Reporting Person has any present plans or proposals in the capacity as a shareholder of the Issuer that relate to or that would result in any transaction, event or action specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Person may, at any time, review or reconsider their position with respect to the Issuer and reserves the right to develop such plans or proposals.

Item 5.       Interest in Securities of the Issuer

(a) and (b) The information set forth in the cover pages of this Schedule 13D and Item 2 is incorporated herein by reference. After the closing of all the transactions described in this Schedule 13D, Skillgreat will be the record owner of 8,664,378 Ordinary Shares, which includes (i) 138,850 Ordinary Shares underlying options that have been issued to Skillgreat on behalf of the Founder, (ii) 194,345 Ordinary Shares held by Skillgreat Limited for other persons and (iii) 70,313 Ordinary Shares held by Skillgreat for participants in the Issuer’s 2009 share incentive plan. The Reporting Persons expressly disclaim beneficial ownership of the 264,658 Ordinary Shares held by Skillgreat on behalf of others.

The Reporting Persons may be deemed to be members of a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with NCIH with respect to the matters described in Item 4 and 6 of this Schedule 13D.  Each Reporting Person hereby disclaims beneficial ownership of the Ordinary Shares beneficially owned by NCIH, any other Reporting Person or any other person, and hereby disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with any other Reporting Person, NCIH, or any other person. This Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons, for any or all purposes, beneficially owns any Ordinary Shares of the Issuer that are beneficially owned by any other person or is a member of any a group with any other person.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Ordinary Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)  Other than the transactions described in this Schedule 13D, to the best knowledge of the Reporting Persons, no transactions in the Ordinary Shares or ADSs have been effected during the past 60 days by any of the Reporting Persons.

(d)  To the best knowledge of the Reporting Persons, except for the agreements described in this Schedule 13D, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares or ADSs.

(e)  Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference in its entirety in this Item 6.

Under the NCIH Share Purchase Agreement, each of the Founder, Skillgreat and NCIH have agreed that it shall not, during the six months after the last closing under the NCIH Share Purchase Agreement, directly or indirectly, offer, sell, transfer, encumber or otherwise dispose of any ADSs or any Ordinary Share or any securities convertible into or exchangeable or exercisable for any ADSs or Ordinary Shares.

Upon the first closing on May 21, 2012 pursuant to the NCIH Share Purchase Agreement, the Founder, Skillgreat and NCIH entered into the Investor Rights Agreement governing the relationship of the parties with respect to their shareholdings in the Issuer.  Under the Investor Rights Agreement, the parties have agreed that for one year from the date of the Investor Rights Agreement, NCIH will vote the “Voting Shares” (as defined below) with respect to certain events in accordance with the instructions of Skillgreat.  This voting arrangement will apply to the re-election of the Founder to the board of the Issuer and the first public offering of Ordinary Shares by the Issuer after the date of the Investor Rights Agreement provided that such public offering meets certain conditions, including price and volume conditions, as set forth in the Investor Rights Agreement, which is attached hereto as Exhibit 99.3.  In addition, under the Investor Rights Agreement, neither NCIH nor its controlled affiliates may purchase a number of Ordinary Shares equal to or greater than the number of Voting Shares or a majority of the assets of the Issuer or shall acquire the Issuer by merger, scheme of arrangement, amalgamation, or consolidation, except with the written consent of Skillgreat, for a period of one year from the date of the NCIH Share Purchase Agreement.

For purposes of the Investor Rights Agreement, “Voting Shares” means the lesser of (a) all of the Ordinary Shares held by NCIH as of the record date for voting on the re-election of the Founder and the first public offering as described in the preceding paragraph and (b) that number of Ordinary Shares equal to (x) 33.4% of the total number of outstanding Ordinary Shares as of such record date minus (y) the number of Ordinary Shares beneficially owned by the Founder and his affiliates immediately after the final closing under the NCIH Share Purchase Agreement (reduced by any increase in the number of Ordinary Shares beneficially owned by the Founder and his affiliates from the final closing under the NCIH Share Purchase Agreement through such record date).

Under the Investor Rights Agreement, the Founder and Skillgreat have also agreed to cause the Issuer to nominate and recommend one candidate nominated by NCIH for election to the board of the Issuer and to vote Skillgreat’s Ordinary Shares to elect the NCIH nominee to the board.  The foregoing obligation will continue until NCIH no longer holds at least 50% of the Ordinary Shares purchased under the NCIH Share Purchase Agreement.

References to the Investor Rights Agreement set forth in this Schedule 13D are not intended to be complete, and the foregoing description of the material terms of the Investor Rights Agreement is qualified in its entirety by reference to the full text of the Investor Rights Agreement, which has been as attached hereto as Exhibit 99.3 and which is incorporated by reference in its entirety into this Item 6.

As described under Item 3, Skillgreat entered into four separate Securities Transfer Agreements with the Sellers to acquire in aggregate 3,550,067 Ordinary Shares of the Issuer, in each case for US$11.40 per share.  The number of Ordinary Shares acquired from each Seller is set forth below.

Seller	Number of Ordinary Shares

Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P. (collectively, the “Sequoia Funds”)	1,500,00
SIG China Investments One, Ltd.	1,000,000
Matrix Partners China I L.P. and Matrix Partners China I-A L.P. (collectively, the “Matrix Funds”)	1,000,000
Eagle Power Group Limited	50,067
Total	3,550,067

The Sequoia Funds and the Matrix Funds have agreed to certain lock-up restrictions in their respective Securities Transfer Agreements. References to the Securities Transfer Agreement set forth in this Schedule 13D are not intended to be complete, and the full text of each Securities Transfer Agreement, each of which is attached as an exhibit hereto, is incorporated by reference in its entirety into this Item 6.

As disclosed in the Issuer’s Annual report on Form 20-F for the year ended December 31, 2011, the Founder has been granted under the Issuer’s 2009 share incentive plan and 2010 share incentive plan options to acquire as of the date of this filing a total of 1,101,615 Ordinary Shares of the Issuer in accordance with a defined vesting schedule. The 2009 share incentive plan and the 2010 share incentive plan are filed as hereto as Exhibit 99.8 and Exhibit 99.9, respectively, to this Schedule 13D.

The Founder has provided a personal guarantee using his personal property, including his equity interest in the Issuer which he holds through Skillgreat, to secure the obligations of the Issuer’s affiliated consolidated entity under a credit facility with Bank of Beijing for RMB 100 million as disclosed in the Issuer’s Annual report on Form 20-F for the year ended December 31, 2011.  On May 19, 2012, this credit facility was increased to RMB 500 million. The guarantee agreement is filed as Exhibit 99.10 to this Schedule 13D and is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

99.1	Joint Filing Agreement

99.2	Share Purchase Agreement by and among Mr. Dong Yu, Skillgreat Limited, Bona Film Group Limited and NCIH, Inc. dated May 13, 2012

99.3	Investor Rights Agreement by and among Mr. Dong Yu, Skillgreat Limited, Bona Film Group Limited and NCIH, Inc. dated May 21, 2012

99.4	Securities Transfer Agreement by and among Skillgreat Limited and the Sequoia Funds dated March 30, 2012, and the amendment thereto dated May 11, 2012

99.5	Securities Transfer Agreement by and between Skillgreat Limited and SIG China Investments One, Ltd. dated May 11, 2012

99.6	Securities Transfer Agreement by and among Skillgreat Limited and the Matrix Funds dated May 11, 2012

99.7	Securities Transfer Agreement by and between Skillgreat Limited and Eagle Power Group Limited dated May 11, 2012

99.8	Issuer’s 2009 Share Incentive Plan*

99.9	Issuer’s 20010 Share Incentive Plan*

99.10	English translation of Guarantee, dated as of September 15, 2010, between Bank of Beijing, Chaowai Branch and Mr. Dong Yu*

* Incorporated by reference to the Issuer’s Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 25, 2012

/s/ Dong YU
Dong YU

SKILLGREAT LIMITED

	By:	/s/ Dong YU
Name: Dong YU
Title: Authorized Signatory